Exhibit 99.1

B2GOLD CORP.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2015

(Unaudited)

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars, except shares and per share amounts)

(Unaudited)

	2015	2014

Gold revenue	$138,892	$129,020

Cost of sales
Production costs	(77,823)	(62,305)
Depreciation and depletion	(32,795)	(25,310)
Royalties and production taxes	(4,995)	(4,310)

Total cost of sales	(115,613)	(91,925)

Gross profit	23,279	37,095
General and administrative	(9,708)	(7,322)
Share-based payments (Note 9)	(5,488)	(3,391)
Provision for non-recoverable input taxes	26	(621)
Foreign exchange losses	(1,749)	(332)
Other	(729)	(289)

Operating income	5,631	25,140
Gain (loss) on fair value of convertible notes (Note 8)	1,693	(38,287)
Gain on sale of Bellavista property	2,192	-
Community relations	(849)	(1,509)
Interest and financing expense	(1,708)	(1,293)
Realized losses on derivative instruments	(554)	(566)
Unrealized losses on derivative instruments	(93)	(88)
Write-down of long-term investments (Note 5)	(1,338)	(262)
Other	604	1,468

Income (loss) before taxes	5,578	(15,397)
Current income tax, withholding and other taxes recovery (expense)	2,296	(9,459)
Deferred income tax (expense) recovery	(1,533)	878

Net income (loss) for the period	$6,341	$(23,978)

Attributable to:
Shareholders of the Company	$6,262	$(24,005)
Non-controlling interests	79	27

Net income (loss) for the period	$6,341	$(23,978)

Income (loss) per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.01	$(0.04)
Diluted	$0.00	$(0.04)
Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	917,660	671,755
Diluted	986,422	671,755

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars)

(Unaudited)

	2015	2014

Net income (loss) for the period	$6,341	$(23,978)

Other comprehensive (loss) income
Items that may be reclassified subsequently to net income:
- Exchange differences on translating foreign operations	(24,133)	2,673
- Unrealized (loss) gain on investments, net of deferred tax expense	(392)	823

Other comprehensive (loss) income for the period	(24,525)	3,496

Total comprehensive loss for the period	$(18,184)	$(20,482)

Total other comprehensive (loss) income attributable to:
Shareholders of the Company	$(23,786)	$3,229
Non-controlling interests	(739)	267

	$(24,525)	$3,496

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(17,524)	$(20,776)
Non-controlling interests	(660)	294

	$(18,184)	$(20,482)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31

(Expressed in thousands of United States dollars)

(Unaudited)

	2015	2014

Operating activities
Net income (loss) for the period	$6,341	$(23,978)
Mine restoration provisions settled	(134)	(256)
Non-cash charges (Note 11)	38,687	68,212

Cash provided by operating activities before changes in non-cash working capital	44,894	43,978
Changes in non-cash working capital (Note 11)	15,081	(22,579)
Changes in long-term value added tax receivables	(1,312)	(2,985)

Cash provided by operating activities	58,663	18,414

Financing activities
Otjikoto equipment loan facility, drawdowns net of transaction costs	3,883	11,326
Repayment of Otjikoto equipment loan facility	(1,716)	(508)
Payment of finance lease obligations	-	(1,608)
Repayment of Libertad equipment loan	(372)	(155)
Common shares issued for cash	482	1,414
Restricted cash	(431)	(1,969)
Interest and commitment fees paid	(1,490)	(6,024)

Cash provided by financing activities	356	2,476

Investing activities
Expenditures on mining interests:
Otjikoto, development and pre-production costs net of sales proceeds	(13,526)	(61,483)
Gramalote, prefeasibility and exploration	(3,450)	(3,255)
Masbate Mine, development and sustaining capital	(4,126)	(9,531)
Libertad Mine, development and sustaining capital	(6,139)	(7,775)
Limon Mine, development and sustaining capital	(5,397)	(4,840)
Fekola Project, exploration and evaluation	(18,481)	-
Other exploration and development (Note 11)	(5,782)	(8,178)
Purchase of non-controlling interest (Note 6)	(6,138)	-
Sale of EVI preference shares	-	5,487
Other	1,127	163

Cash used by investing activities	(61,912)	(89,412)

Decrease in cash and cash equivalents	(2,893)	(68,522)
Effect of exchange rate changes on cash and cash equivalents	(1,494)	(677)
Cash and cash equivalents, beginning of period	132,564	252,736

Cash and cash equivalents, end of period	$128,177	$183,537

Supplementary cash flow information (Note 11)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

(Unaudited)

	As at March 31, 2015	As at December 31, 2014

Assets
Current
Cash and cash equivalents	$128,177	$132,564
Accounts receivable and prepaids	12,253	14,446
Value-added and other tax receivables	14,354	16,671
Inventories (Note 4)	80,398	95,991

	235,182	259,672
Assets classified as held for sale	-	2,787
Long-term investments (Note 5)	16,713	18,408
Value-added tax receivables	26,743	25,405
Mining interests (Notes 6 and Note 15 - Schedules)
- Owned by subsidiaries	1,685,782	1,722,807
- Investments in joint ventures	71,383	67,926
Other assets (Note 7)	24,100	21,593

	$2,059,903	$2,118,598

Liabilities
Current
Accounts payable and accrued liabilities	$59,862	$53,055
Current taxes payable	7,807	16,610
Current portion of long-term debt (Note 8)	13,737	10,456
Current portion of derivative instruments at fair value	2,517	2,406
Current portion of mine restoration provisions	1,062	1,062
Other (Note 6)	6,842	1,130

	91,827	84,719
Liabilities associated with assets held for sale	-	4,009
Derivative instruments at fair value	614	694
Long-term debt (Note 8)	370,074	368,832
Mine restoration provisions	51,963	51,957
Deferred income taxes	78,008	77,579
Employee benefits obligation	5,622	5,468
Other long-term liabilities (Note 6)	3,082	-

	601,190	593,258

Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 921,746,643 common shares (Dec 31, 2014 – 917,652,046)	2,026,422	2,018,468
Shares to be issued for acquisition of rights (Note 6)	4,700	-
Contributed surplus	64,490	59,789
Accumulated other comprehensive loss	(95,339)	(71,553)
Retained deficit	(550,683)	(536,617)

	1,449,590	1,470,087
Non-controlling interests (Note 6)	9,123	55,253

	1,458,713	1,525,340

	$2,059,903	$2,118,598

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED IN MARCH 31

(Expressed in thousands of United States dollars)

(Unaudited)

		2015

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained (deficit)	Non- controlling interests	Total equity

Balance at December 31, 2014	917,652	$2,018,468	$59,789	$(71,553)	$(536,617)	$55,253	$1,525,340
January 1, 2015 to March 31, 2015:
Net income for the period	-	-	-	-	6,262	79	6,341
Acquisition of non-controlling interest (Note 6)	3,111	6,000	-	-	(12,328)	(45,470)	(51,798)
Shares to be issued for acquisition of rights (Note 6)	-	4,700	-	-	(8,000)	-	(3,300)
Cumulative translation adjustment	-	-	-	(23,394)	-	(739)	(24,133)
Unrealized loss on investments	-	-	-	(392)	-	-	(392)
Exercise of stock options	486	482	-	-	-	-	482
Shares issued on vesting of RSU	498	1,114	(1,114)	-	-	-	-
Share based payments	-	-	6,173	-	-	-	6,173
Transfer to share capital on exercise of stock options	-	358	(358)	-	-	-	-

Balance at March 31, 2015	921,747	$2,031,122	$64,490	$(95,339)	$(550,683)	$9,123	$1,458,713

		2014

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367
January 1, 2014 to March 31, 2014:
Net loss for the period	-	-	-	-	(24,005)	27	(23,978)
Cumulative translation adjustment	-	-	-	2,406	-	254	2,660
Unrealized loss on investments	-	-	-	823	-	-	823
Exercise of stock options	1,135	1,414	-	-	-	-	1,414
Shares issued on vesting of RSU	170	611	(611)	-	-	-	-
Share based payments	-	-	4,370	-	-	-	4,370
Transfer to share capital on exercise of stock options	-	884	(884)	-	-	-	-

Balance at March 31, 2014	676,025	$1,522,126	$55,208	$(37,310)	$108,635	$7,997	$1,656,656

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with four operating mines (two in Nicaragua, one in the Philippines and one in Namibia) and a portfolio of evaluation and exploration assets in Mali, Colombia, Burkina Faso and Nicaragua.

The Company operates the Libertad Mine and the Limon Mine in Nicaragua, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, which achieved commercial production for accounting purposes on February 28, 2015. The Company has an effective 90% interest in the Fekola Project in Mali, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 12, 2015.

3	Significant accounting judgements and estimates

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the three months ended March 31, 2015, the Company settled some of the assessments resulting in a reduction in the provision and an associated income tax recovery of $2 million. At March 31, 2015, the Company has a provision totalling $4 million outstanding (December 31, 2014 - $6 million) representing its best estimate of the outcome of current assessments. The Company is appealing the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

4	Inventories

	March 31, 2015 $	December 31, 2014 $

Gold and silver dore and bullion	13,353	26,922
In-process inventory	7,250	9,379
Ore stock-pile inventory	11,100	14,134
Materials and supplies	48,695	45,556

	80,398	95,991

5	Long-term investments

	March 31, 2015				December 31, 2014

	Cost $	Total Impair- ment $	AOCI $	Fair Value $	Cost $	Total Impair- ment $	AOCI $	Fair Value $

Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	20,193	(13,144)	483	7,532	20,193	(13,144)	-	7,049
RTG Mining Inc.	13,400	(7,730)	-	5,670	13,400	(6,391)	-	7,009
Calibre Mining Corp.	5,716	(4,345)	1,708	3,079	5,716	(4,345)	2,508	3,879
Kronk Resources Inc.	496	-	(70)	426	496	-	(31)	465
Goldstone Resources Ltd.	20	(14)	-	6	20	-	(14)	6

Balance, end of period	39,825	(25,233)	2,121	16,713	39,825	(23,880)	2,463	18,408

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

6	Mining interests

	March 31, 2015 $	December 31, 2014 $

Property, plant and equipment (depletable)
Masbate Mine, Philippines
Cost, net of impairment	425,973	420,644
Accumulated depreciation and depletion	(99,106)	(91,706)

	326,867	328,938

Otjikoto Mine, Namibia
Cost	415,809	430,668
Accumulated depreciation and depletion	(5,471)	-

	410,338	430,668

Libertad Mine, Nicaragua
Cost	303,093	296,102
Accumulated depreciation and depletion	(137,468)	(127,704)

	165,625	168,398

Limon Mine, Nicaragua
Cost	149,909	142,772
Accumulated depreciation and depletion	(69,030)	(62,865)

	80,879	79,907

Masbate undeveloped mineral interests, net of impairment (non-depletable)	85,078	85,078

Exploration and evaluation properties (non-depletable)
Fekola, Mali	500,208	514,965
Kiaka, Burkina Faso	59,785	59,062
Mocoa, Colombia	28,695	28,652
Pavon, Nicaragua	6,641	6,238
San Jose, Nicaragua	1,919	1,915
Calibre, Nicaragua	10,444	10,022
Other	8,539	8,151

	616,231	629,005

Corporate & other
Office, furniture and equipment, net	764	813

	1,685,782	1,722,807

Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	70,182	66,725
Quebradona, Colombia	1,201	1,201

	71,383	67,926

	1,757,165	1,790,733

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

Otjikoto

On February 28, 2015, management determined that the Otjikoto Mine achieved commercial production. Effective March 1, 2015, revenues and production costs for Otjikoto gold production are being recorded in the statement of operation. Sales proceeds from the pre-commercial production period of $23.1 million were offset against the amounts capitalized for the Otjikoto Mine property, plant and equipment during the three months ended March 31, 2015.

Prior to commercial production being reached, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto in the amount of $3.2 million (2014 - $2.5 million). This interest was calculated on an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 8).

Fekola

Purchase of Fekola non-controlling interest

In January 2015, the Company purchased the remaining 10% interest in Songhoi Resources SARL owned by a Malian company. The purchase price consisted of $21.2 million in cash and common shares and the grant of a 1.65% net smelter royalty (“NSR”) on the Fekola Project after deducting costs for smelting, refining and government fees. The cash and common shares are payable in three tranches: (1) $5.7 million cash and $6 million common shares were paid/issued on closing (paid), (2) $2 million cash and $4 million payable in cash or common shares at the holder’s option on the first anniversary of the agreement date (January 18, 2015) and (3) $1.5 million cash and $2 million payable in cash or common shares at the holder’s option upon achievement of commercial production at the Fekola Project.

The cash and common share instalments to be paid in the future have been classified as a financial liability and have been valued at their present value using a discount rate of 5%. These have been accrued in Other liabilities.

The fair value of the NSR was determined using a discounted cash flow model incorporating estimates and assumptions that included such factors as future production levels, metallurgical recoveries, a future long-term gold price of $1,300 and a discount rate of 6%. The fair value of the NSR was estimated at $38.1 million and has been treated as a reduction of the Fekola mineral property.

The non-controlling interest relating to Songhoi has been reduced by $45.5 million to reflect the ownership change. The difference between the value of the consideration described above and the book value of the non-controlling interest has been recognized as a charge to retained deficit.

Acquisition of Rights

In 2005 Papillon Resources Limited (“Papillon”), which was subsequently acquired by the Company, entered into an exclusive joint agreement with a local Malian company whereby Papillon agreed to pay the local Malian company 1% of any dividend received from any joint exploitation company formed in Mali.

On March 19, 2015, the Company and the local Malian company signed an agreement whereby the rights described above were terminated. As consideration for these rights, B2Gold shares were issued for a total value of $4 million and a cash payment of $4 million which were both made subsequent to March 31, 2015. The 1% dividend is equivalent to a non-controlling interest as it would give the local Malian company a participation in the net assets of any joint exploitation company. As a result, the $8 million consideration paid was recorded as a charge to retained deficit.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

7	Other assets

	March 31, 2015 $	December 31, 2014 $

Loan receivable from non-controlling interest, including accrued interest	12,653	12,486
Debt service reserve account	4,092	3,628
Reclamation deposits	2,279	2,276
Low-grade stockpile	2,622	1,595
Fair value of derivative instruments	200	250
Other	2,254	1,358

	24,100	21,593

8	Long-term debt

	March 31, 2015 $	December 31, 2014 $

Convertible senior subordinated notes:
- Principal amount	258,750	258,750
- Fair value adjustment	(28,579)	(29,258)

	230,171	229,492

Revolving corporate credit facility:
- Principal amount	125,000	125,000
- Less: unamortized transaction costs	(3,010)	(3,382)

	121,990	121,618

Equipment loans/finance lease obligations:
- Otjikoto equipment loan facility (net of unamortized transaction costs)	26,003	23,719
- Libertad equipment loan	5,647	4,459

	31,650	28,178

	383,811	379,288
Less: current portion	(13,737)	(10,456)

	370,074	368,832

Convertible senior subordinated notes

As at March 31, 2015 the fair value of the convertible senior subordinated notes was $230.2 million. The gain on fair value of convertible notes recorded in the statement operations for the three months ended March 31, 2015 was $1.7 million (2014 – loss of $38.3 million). The change in fair value of the notes recognized in the statement of operations is stated after reducing it by $2.4 million (2014 - $2.2 million) of interest expense which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property.

Revolving corporate credit facility

As at March 31, 2015, the Company had drawn down a total of $125 million under the Senior Credit Facility, leaving an undrawn balance of $75 million.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

For the three months ended March 31, 2015, the interest and financing expense relating to the revolving corporate credit facility recognized in the statement of operations was reduced by $0.8 million (2014 - $0.4 million), which was attributable to eligible expenditures on the Otjikoto property to the date the project was ready for the intended use and capitalized to the carrying amount of the property.

Otjikoto equipment loan facility

During the three months ended March 31, 2015, the Company drew $3.9 million under the facility. At March 31, 2015, the Borrower had $6.5 million available to draw, based on current exchange rates.

Nicaragua equipment loans

During the three months ended March 31, 2015, subsidiaries of the Company purchased mobile heavy equipment valued at $1.8 million (2014 - $3.0 million) for its Libertad and Limon operations. The Company paid 15% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 85%. The contracts have between a thirty-six to sixty month term, with quarterly payments of principal and interest at a fixed rate of LIBOR plus 4.0%. The Company has provided security on the loan in the form of the related equipment.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 31, 2015, the Company had 921,746,643 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the three months ended March 31, 2015, the Company granted 21.7 million stock options to employees and directors. These options have a weighted average exercise price of C$2.01, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 0.49%, an expected life of 3.0 years, an expected volatility of 58%, and a dividend yield rate of nil. The total number of stock options outstanding at March 31, 2015 was 62.6 million.

For the three months ended March 31, 2015, share-based payments expense, relating to the vesting of stock options, was $4.0 million (2014 - $2.1 million), net of $0.7 million (2014 - $0.9 million) capitalized to mining interests.

During the three months ended March 31, 2015, the Company granted 1.4 million RSUs to employees and directors. The total number of RSUs outstanding at March 31, 2015 was 3.5 million.

For the three months ended March 31, 2015, share-based payments expense, relating to the vesting of RSUs, was $2.2 million (2014 - $1.3 million), net of $0.0 million (2014 - $0.2 million) capitalized to mining interests.

Earnings per share

The following is the calculation of diluted net income for the period:

	For the three months ended March 31, 2015 $	For the three months ended March 31, 2014 $

Net income (loss) for the period attributable to shareholders of the Company	6,262	(24,005)
Gain on fair value of convertible notes	(1,693)	-

Diluted net income (loss) for the period	4,569	(24,005)

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

The following is the calculation of diluted weighted average number of shares outstanding for the period:

	For the three months ended March 31, 2015	For the three months ended March 31, 2014

Basic weighted average number of shares outstanding (in thousands)	917,660	671,755
Effect of dilutive securities:
- Convertible notes	65,798	-
- Stock options	2,132	-
- Restricted share units	832	-

Diluted weighted average number of shares outstanding (in thousands)	986,422	671,755

The following is the basic and diluted earnings per share:

	For the three months ended March 31, 2015 $	For the three months ended March 31, 2014 $

Earnings per share (attributable to shareholders of the Company)
- Basic	0.01	(0.04)
- Diluted	0.00	(0.04)

10	Financial instruments

As at March 31, 2015, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2015		As at December 31, 2014

	Level 1 $	Level 2 $	Level 1 $	Level 2 $

Long-term investments	16,713	-	18,408	-
Convertible senior subordinated notes	-	(230,171)	-	(229,492)
Fuel derivative contracts	-	(3,131)	-	(3,100)
Gold derivative contracts	-	287	-	348

The fair value of the Company’s long-term investments was determined using market quotes from an active market for each investment.

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

11	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	For the three months ended March 31, 2015 $	For the three months ended March 31, 2014 $

Depreciation and depletion	32,795	25,310
Share-based payments	5,488	3,391
Gain on sale of Bellavista property	(2,192)	-
(Gain) loss on fair value of convertible notes	(1,693)	38,287
Write-down of long-term investments	1,338	262
Accretion of mine restoration provisions	354	298
Deferred income tax expense (recovery)	1,533	(878)
Unrealized loss on derivative instruments	93	88
Other	971	1,454

	38,687	68,212

Changes in non-cash working capital:

	For the three months ended March 31, 2015 $	For the three months ended March 31, 2014 $

Accounts receivable and prepaids	2,182	2,406
Value-added and other tax receivables	2,188	(9,943)
Inventories	11,643	(6,378)
Accounts payable and accrued liabilities	7,871	(6,503)
Income and other taxes payables	(8,803)	(2,161)

	15,081	(22,579)

Other exploration and development:

	For the three months ended March 31, 2015 $	For the three months ended March 31, 2014 $

Masbate Mine, exploration	(1,203)	(1,659)
Libertad Mine, exploration	(1,049)	(1,166)
Limon Mine, exploration	(847)	(979)
Otjikoto, exploration	(802)	(1,081)
Kiaka Project, exploration	(649)	(1,885)
Primavera, exploration	(417)	(334)
Pavon, exploration	(385)	(601)
Other	(430)	(473)

	(5,782)	(8,178)

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

Non-cash investing and financing activities:

	For the three months ended March 31, 2015 $	For the three months ended March 31, 2014 $

Stock-based compensation, capitalized to resource property interests	685	979
Mining equipment purchased under equipment loan	1,559	2,512
Mining equipment acquired under finance lease	-	2,115
Interest expense, capitalized to resource property interests	3,221	2,515
Change in accounts payable and accrued liabilities relating to resource property expenditures	(4,059)	(22,813)

12	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three months ended March 31, 2015 $	For the three months ended March 31, 2014 $

Salaries and short-term employee benefits	2,231	1,029
Share-based payments	2,623	1,096

	4,854	2,125

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

13	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad, Masbate and Otjikoto mines, and the Fekola, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables.

	For the three months ended March 31, 2015

	Limon Mine $	Libertad Mine $	Masbate Mine $	Otjikoto Project $	Gramalote Project $	Kiaka Project $	Fekola Project $	Other Mineral Properties $	Corporate & Other $	Total $

Gold revenue	16,723	37,535	68,448	16,186	-	-	-	-	-	138,892
Production costs	10,254	23,341	37,395	6,833	-	-	-	-	-	77,823
Depreciation & depletion	6,233	12,043	11,014	3,505	-	-	-	-	56	32,851
Net (loss) income	(1,479)	2,788	14,922	2,709	-	(737)	(1,851)	(143)	(9,868)	6,341
Capital expenditures	6,244	7,188	5,329	14,327	3,450	650	18,481	1,231	8	56,908
Total assets	105,593	203,175	522,004	471,933	70,182	59,889	500,462	57,900	68,765	2,059,903

	For the three months ended March 31, 2014

	Limon Mine $	Libertad Mine $	Masbate Mine $	Otjikoto Project $	Gramalote Project $	Kiaka Project $	Fekola Project $	Other Mineral Properties $	Corporate & Other $	Total $

Gold revenue	18,316	49,997	60,707	-	-	-	-	-	-	129,020
Production costs	8,869	19,453	33,983	-	-	-	-	-	-	62,305
Depreciation & depletion	4,062	10,186	11,062	-	-	-	-	-	62	25,372
Net (loss) income	3,031	8,726	10,596	266	-	-	-	(780)	(45,817)	(23,978)
Capital expenditures	5,819	8,942	11,190	62,565	3,255	1,885	-	1,409	4	95,069
Total assets	106,429	236,182	1,186,162	377,667	152,264	52,880	-	66,501	134,290	2,312,375

B2GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

The Company’s mining interests are located in the following geographical locations:

	March 31, 2015 $	December 31, 2014 $

Mining interests
Mali	506,274	521,033
Namibia	410,338	430,668
Philippines	411,945	414,016
Nicaragua	267,180	268,115
Colombia	100,078	96,577
Burkina Faso	60,489	59,511
Canada	764	813
Chile	97	-

	1,757,165	1,790,733

14	Commitments

As at March 31, 2015, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

●	Payments of $4.0 million for Fekola project equipment to be incurred in the second quarter of 2015.

●

Land payments of $5.6 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $4.6 million will be paid in 2015 and the remaining $1.0 million in 2016.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 15)

For the three months ended March 31, 2015

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

	Cost						Accumulated depreciation				Net carrying value

	Opening balance at Dec. 31, 2014 $	Acquisition costs/ Additions $	Disposals/ write-offs $	Reclass $	Cumulative translation adjustment $	Closing balance at Mar. 31, 2015 $	Opening balance at Dec. 31, 2014 $	Depreciation $	Disposals/ write-offs $	Closing balance at Mar. 31, 2015 $	As at Mar. 31, 2015 $	As at Dec. 31, 2014 $

Property, plant and equipment (depletable)
Masbate	420,644	5,329	-	-	-	425,973	(91,706)	(7,400)	-	(99,106)	326,867	328,938
Otjikoto	430,668	9,877	-	-	(24,736)	415,809	-	(5,471)	-	(5,471)	410,338	430,668
Libertad	296,102	8,018	(1,027)	-	-	303,093	(127,704)	(10,337)	573	(137,468)	165,625	168,398
Limon	142,772	7,185	(48)	-	-	149,909	(62,865)	(6,207)	42	(69,030)	80,879	79,907

	1,290,186	30,409	(1,075)	-	(24,736)	1,294,784	(282,275)	(29,415)	615	(311,075)	983,709	1,007,911

Masbate undeveloped mineral interests	85,078	-	-	-	-	85,078	-	-	-	-	85,078	85,078

Exploration & evaluation properties (non-depletable)
Fekola	514,965	23,321	(38,078)	-	-	500,208	-	-	-	-	500,208	514,965
Kiaka	59,062	723	-	-	-	59,785	-	-	-	-	59,785	59,062
Mocoa	28,652	43	-	-	-	28,695	-	-	-	-	28,695	28,652
Pavon	6,238	403	-	-	-	6,641	-	-	-	-	6,641	6,238
San Jose	1,915	4	-	-	-	1,919	-	-	-	-	1,919	1,915
Calibre	10,022	422	-	-	-	10,444	-	-	-	-	10,444	10,022
Other	8,151	388	-	-	-	8,539	-	-	-	-	8,539	8,151

	629,005	25,304	(38,078)	-	-	616,231	-	-	-	-	616,231	629,005

Corporate
Office, furniture & equipment	1,768	7	(88)	-	-	1,687	(955)	(56)	88	(923)	764	813

	2,006,037	55,720	(39,241)	-	(24,736)	1,997,780	(283,230)	(29,471)	703	(311,998)	1,685,782	1,722,807

Investments in joint ventures (accounted for using the equity method)
Gramalote	66,725	3,457	-	-	-	70,182	-	-	-	-	70,182	66,725
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201

	67,926	3,457	-	-	-	71,383	-	-	-	-	71,383	67,926

	2,073,963	59,177	(39,241)	-	(24,736)	2,069,163	(283,230)	(29,471)	703	(311,998)	1,757,165	1,790,733

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 15)

For the year ended December 31, 2014

(All tabular amounts are in thousands of United States dollars unless otherwise stated)

(Unaudited)

	Cost						Accumulated depreciation				Net carrying value

	Balance at Dec. 31, 2013 $	Acquisition costs/ Additions $	Disposals/ write-offs $	Reclass $	Cumulative translation adjustment $	Balance at Dec. 31, 2014 $	Balance at Dec. 31, 2013 $	Depreciation $	Disposals/ write-offs $	Balance at Dec. 31, 2014 $	As at Dec. 31, 2014 $	As at Dec. 31, 2013 $

Property, plant and equipment (depletable)
Masbate	723,155	52,810	(372,782)	17,461	-	420,644	(40,744)	(51,764)	802	(91,706)	328,938	682,411
Libertad	259,518	36,641	(57)	-	-	296,102	(83,927)	(43,832)	55	(127,704)	168,398	175,591
Limon	120,139	22,734	(101)	-	-	142,772	(44,970)	(17,957)	62	(62,865)	79,907	75,169

	1,102,812	112,185	(372,940)	17,461	-	859,518	(169,641)	(113,553)	919	(282,275)	577,243	933,171

Masbate undeveloped mineral interests	176,460	-	(73,921)	(17,461)	-	85,078	-	-	-	-	85,078	176,460

Mine under construction

Otjikoto	289,945	173,927	-	-	(33,204)	430,668	-	-	-	-	430,668	289,945

Exploration & evaluation properties (non-depletable)
Fekola	-	514,965	-	-	-	514,965	-	-	-	-	514,965	-
Kiaka	50,550	8,512	-	-	-	59,062	-	-	-	-	59,062	50,550
Mocoa	28,200	452	-	-	-	28,652	-	-	-	-	28,652	28,200
Trebol & Pavon	24,870	3,398	(21,465)	(565)	-	6,238	-	-	-	-	6,238	24,870
San Jose	1,123	175	-	617	-	1,915	-	-	-	-	1,915	1,123
Calibre	8,496	1,526	-	-	-	10,022	-	-	-	-	10,022	8,496
Other	861	7,342	-	(52)	-	8,151	-	-	-	-	8,151	861

	114,100	536,370	(21,465)	-	-	629,005	-	-	-	-	629,005	114,100

Corporate & other
Bellavista	2,611	-	-	(2,611)	-	-	-	-	-	-	-	2,611
Office, furniture & equipment	1,688	80	-	-	-	1,768	(698)	(257)	-	(955)	813	990

	4,299	80	-	(2,611)	-	1,768	(698)	(257)	-	(955)	813	3,601

	1,687,616	822,562	(468,326)	(2,611)	(33,204)	2,006,037	(170,339)	(113,810)	919	(283,230)	1,722,807	1,517,277

Investments in joint ventures (accounted for using the equity method)
Gramalote	148,967	14,085	(96,327)	-	-	66,725	-	-	-	-	66,725	148,967
Quebradona	1,201	-	-	-	-	1,201	-	-	-	-	1,201	1,201

	150,168	14,085	(96,327)	-	-	67,926	-	-	-	-	67,926	150,168

	1,837,784	836,647	(564,653)	(2,611)	(33,204)	2,073,963	(170,339)	(113,810)	919	(283,230)	1,790,733	1,667,445